Public SECU[illegible] 19011398 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Portsmouth Financial Services

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Montgomery Street, Suite 200
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

SEC Mail Processing Section SEP 12 2019 Washington DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis P. Collins (415) 543-8500 (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND (Address and City) Florida (State) 32751 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

RMS ✓

OATH OR AFFIRMATION

I, Dennis P. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Portsmouth Financial Services, as of June 30, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

See attached

Public Notary

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 23rd day of August, 2019, by Dennis Collins, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

A. J. CONEY
Notary Public - California
Contra Costa County
Commission # 2237748
My Comm. Expires May 10, 2022

(Seal) Signature [signature]

PORTSMOUTH FINANCIAL SERVICES
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2019

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Portsmouth Financial Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Portsmouth Financial Services as of June 30, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Portsmouth Financial Services as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility Portsmouth Financial Services management. Our responsibility is to express an opinion on Portsmouth Financial Services financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Portsmouth Financial Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I and II (see page numbers 12 and 13) have been subjected to audit procedures performed in conjunction with the audit of Portsmouth Financial Services financial statements. The supplemental information is the responsibility of Portsmouth Financial Services management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Portsmouth Financial Services auditor since 2015.

Maitland, Florida

September 11, 2019

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2019

ASSETS

Cash and cash equivalents	$	1,081,247
Deposit – Pershing & Co.		100,000
Commissions Receivable		693,934
Prepaid Expenses and Other Assets		74,941
Operating Lease Assets		571,313
Furniture and Equipment, less accumulated Depreciation of $160,190		367
TOTAL ASSETS	$	2,521,802

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Salaries and Commissions	$	624,929
Operating Lease Liabilities	$	571,313
Accured Expenses		294,720
TOTAL LIABILITIES	$	1,490,962
STOCKHOLDERS' EQUITY		
Common stock - no par value:		
Authorized 500,000 shares		
Issued and outstanding 90,000 shares	$	87,486
Paid in capital		10,154
Retained earnings		933,200
TOTAL STOCKHOLDERS' EQUITY	$	1,030,840
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,521,802

The accompanying notes are an integral part of these financial statements

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2019

REVENUES		
Commissions	$	945,778
Principal transactions		875,747
Investment banking fees		332,954
Asset management fees		1,773,114
Selling Concessions:		
Mutual funds		304,033
Insurance		629,682
Interest Rebate Income		184,609
Other Income		109,921
Consulting		1,971,219
		7,127,057
EXPENSES		
Commissions		3,785,879
Legal and professional fees		380,453
Salaries, wages, taxes and benefits		703,434
Other expenses		92,728
Clearing, execution and other brokerage costs		257,458
Occupancy costs		249,584
Telephone and communications		76,539
Depreciation		5,762
Advertising and marketing		12,850
		5,564,687
INCOME BEFORE INCOME TAX		1,562,370
Income Tax		434,726
NET INCOME	**$**	**1,127,644**

The accompanying notes are an integral part of these financial statements

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2019

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at July 1, 2018 as previously reported	$ 87,486	$ 10,154	$ 360,556	$ 458,196
Prior Period Adjustment	-	-	-	-
Dividends	-	-	(555,000)	(555,000)
Net Income	-	-	1,127,644	1,127,644
Balance at June 30, 2019	$ 87,486	$ 10,154	$ 933,200	$ 1,030,840

The accompanying notes are an integral part of these financial statements

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED JUNE 30, 2019

	Subordinated Borrowings
Balance at July 1, 2018	$ -
Issuance of Subordinated Notes	-
Payment of Subordinated Notes	-
Subordinated Borrowings at June 30, 2019	$ -

The accompanying notes are an integral part of these financial statements

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (loss) from operations	$ 1,127,644
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation and amortization	5,762
Increase or decrease in assets and liabilities:	
Clearing Deposit	-
Deferred Tax	
Commissions Receivable	(107,747)
Prepaid expenses and other assets	(15,233)
Salaries and commissions	(58,291)
Accrued expenses	(170,778)
Total adjustments	(346,287)
NET CASH PROVIDED BY OPERATING ACTIVITIES	781,357
CASH FLOWS FROM INVESTMENT ACTIVITIES	
Purchase of Fixed Assets	-
NET CASH USED BY INVESTMENT ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Buy back of common stock	-
Dividends	(555,000)
Subordinated Notes Payable	
NET CASH USED BY FINANCING ACTIVITIES	(555,000)
NET INCREASE (DECREASE) IN CASH	226,357
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	854,890
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,081,247
INCOME TAXES PAID	

The Companying notes are an integral part of these financial statements

PORTSMOUTH FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2019

1. ORGANIZATION

PORTSMOUTH FINANCIAL SERVICES (the "Company") is a corporation, registered as a broker-dealer and a registered investment advisor whose main office is in San Francisco, California. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") since 1983. The Company is engaged in securities brokerage and investment banking services, consulting, as well as advisory services. The company operates on a fully disclosed basis through a clearing firm with employees and independent registered representatives throughout the United States. The Company claims exemption from the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Deposit with clearing brokers - Cash deposited with clearing brokers consists of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $100,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Receivables from clearing brokers - Receivables from clearing brokers represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections and the Company then records direct write-offs.

Furniture and equipment – Furniture and equipment are recorded at cost if and when purchased. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is to utilize the Double-Declining Balance Method over the estimated useful lives of the related assets.

Revenue Recognition – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period. Commissions received from the sale of mutual funds, variable annuities, and insurance products are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. Brokerage commissions for executing transactions on an exchange or over-the-counter markets are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. There were no unsatisfied performance obligations as of June 30, 2019

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consulting revenue is for compliance services provided to review private placement deals and is recorded when the performance obligation is completed.

Advertising costs – The Company expenses advertising costs when incurred. During the year ended June 30, 2019, the Company incurred advertising and promotion expense of approximately $12,850.

Income taxes - The Company accounts for income taxes according to FASB ASC 740-10-50, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Uncertain tax positions – The Company follows FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an organization's financial statements. The guidance prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the financial statements. Generally, the tax years before 2016 are no longer subject to examination by federal, state, or local taxing authorities.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMISSIONS RECEIVABLE

As of June 30, 2019, Commissions receivables were as follows:

Pershing (including last 3 days of business)	$659,528
Insurance and Mutual Fund Companies	18,024
Outside Managed Accounts Advisory Fees	16,382
	$693,934

4. PROPERTY AND EQUIPMENT

As of June 30, 2019, property and equipment are as follows:

Equipment, furniture and software	166,319
Less: Accumulated depreciation	(165,952)
	$ 367

Depreciation expense for the year ended June 30, 2019 was $5,762.

5. INCOME TAXES

The provision for the income taxes for the year ended June 30, 2019 are as follow:

	Federal	State
Current Year Income Tax Provision	$308,124	$126,602
Deferred Tax Assets		
	$308,124	$126,602

6. RETIREMENT PLAN

The Company has established a 401(k) plan covering all full time employees with over one year of service. The company has not made contributions to the plan as of the year ended June 30, 2019.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, The Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the

Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At June 30, 2019, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines requires customers to deposit additional collateral, or to reduce positions, when necessary.

PORTSMOUTH FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2019

8. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases its office and equipment under a non cancelable operating lease which expires in 2021. Minimum rental payment for the next three years is:

	250 Montgomery
6/30/2020	265,278
6/30/2021	273,236
6/30/2022	45,762
	584,276

Rent expense for the period ending June 30, 2019 was $229,405.

Contingencies

The Company is the subject of a complaint filed in the Superior Court of the State of California in June of 2019. The complaint alleges that the Company is liable for intentional and negligent misrepresentation and breach of fiduciary duty in connection with a group insurance plan. Alleged damages include interest, fines, attorney fees and forfeited insurance for a total of $593,000.

Defendant D'Ercole, who handled the sale of the insurance to plaintiff, is an independent contractor registered with FINRA through the Company. However, his authority as an independent contractor did not include authority to sell the insurance policy on which plaintiffs' claim is based. Rather, in selling such insurance D'Ercole was acting as an independent insurance agent for his self-owned insurance agency, which the company had approved as an outside business activity (as required by FINRA rules). The Company does not believe that any facts exist that would support its being held liable for D'Ercole activities in selling life insurance to plantiff's while acting as an independent insurance agent, therefore, no accrual has been made regarding this matter.

9. LEASE ACCOUNTING UPDATE

In February 2016, the FASB issued ASU2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company has evaluated the impact this new standard will have on its financial position and results of operations. The Company early adopted ASU2016-02. The Company recorded $571,313 Operating Lease Assets and Operating Lease Liabilities to reflect the present value of unpaid lease payments as of June 30, 2019.

PORTSMOUTH FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2019

10. RELATED PARTY TRANSACTIONS

Putney Financial Group (Putney), is a SEC registered RIA, owned by Ray Lent, a member of the board of directors and shareholder of the Company. Putney processes its securities transactions and RIA fees through the Company. The Company does not receive any fees for providing this processing service for Putney; all the fees earned go to Putney.

During the year ended June 30, 2019, the total revenue generated by the related party was $2,275,146 with total expenses of $2,002,365, which were recorded on the Company's books and included in the Statement of Operations. At June 30, 2019, there is an amount due of $413,707 to Putney, which is included in Salaries and Commission Payable on the Statement of Financial Condition.

11. NET CAPITAL REQUIREMENT

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($919,649 at June 30, 2019, or $61,310) or $50,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At June 30, 2019, the net capital, as computed, was $916,926. Consequently, the Company had excess net capital of $855,616. At June 30, 2019, the percentage of aggregate indebtedness to net capital was approximately 100.30% versus an allowable percentage of 1500%.

See Schedule I to these footnotes for a reconciliation of audit adjustments, if any, affecting net capital between the unaudited FOCUS report for June 30, 2019 and the audited financial statement filed herewith.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 11, 2019, the date the financial statements were available to be issued.

SCHEDULE I
PORTSMOUTH FINANCIAL SERVICES
Computation and Reconciliation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
FOR THE YEAR ENDED JUNE 30, 2019

Computation of basic net capital requirements:		
Total stockholder's equity qualified for net capital		$ 1,030,840
Deductions of non-allowable assets:		
Receivables	$ 38,606	
Prepaid expenses and other	74,941	
Furniture and other equipment	367	
Total non-allowable assets		113,914
Net capital before haircuts and securities positions		916,926
Haircuts		-
Net capital		916,926
Minimum capital requirements:		
6 2/3% of total indebtedness - $919,649 ($61,310)		
Minimum dollar net-capital requirement		
For this broker-dealer ($50,000)		
Net capital requirement		61,310
Net capital in excess of required minimum		$ 855,616

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of June 30, 2019.

SCHEDULE II
PORTSMOUTH FINANCIAL SERVICES
Computation of Aggregate Indebtedness
Under Rule 17a-5 of the Securities and Exchange Commission
FOR THE YEAR ENDED JUNE 30, 2019

Total Aggregate Indebtedness		
Salaries and Commissions	$	624,929
Accrued Expenses		294,720
Aggregate indebtedness		919,649
Total liabilities on Statement of Financial Condition	$	1,492,161
Percentage of aggregate indebtedness to net capital		100.30

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Portsmouth Financial Services

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Portsmouth Financial Services identified the following provisions of 17 C.F.R. §15c3-3(k) under which Portsmouth Financial Services claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Portsmouth Financial Services stated that Portsmouth Financial Services met the identified exemption provisions throughout the most recent fiscal year without exception. Portsmouth Financial Services management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Portsmouth Financial Services compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

September 11, 2019

PORTSMOUTH
FINANCIAL SERVICES

250 Montgomery Street, Ste 200
San Francisco, CA 94104

Portsmouth Financial Services' Exemption Report

Portsmouth Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(ii) under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Portsmouth Financial Services

I, Dennis Collins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President & C.E.O.

Date of Report: 08/13/2019

PORTSMOUTH FINANCIAL SERVICES
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Portsmouth Financial Services

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Portsmouth Financial Services as of June 30, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Portsmouth Financial Services as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Portsmouth Financial Services management. Our responsibility is to express an opinion on Portsmouth Financial Services financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Portsmouth Financial Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Portsmouth Financial Services auditor since 2014.

Maitland, Florida

September 11, 2019

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2019

ASSETS

Cash and cash equivalents	$	1,081,247
Deposit – Pershing & Co.		100,000
Commissions Receivable		693,934
Prepaid Expenses and Other Assets		74,941
Operating Lease Assets		571,313
Furniture and Equipment, less accumulated Depreciation of $160,190		367
TOTAL ASSETS	$	2,521,802

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Salaries and Commissions	$	624,929
Operating Lease Liabilities	$	571,313
Accured Expenses		294,720
TOTAL LIABILITIES	$	1,490,962
STOCKHOLDERS' EQUITY		
Common stock - no par value:		
Authorized 500,000 shares		
Issued and outstanding 90,000 shares	$	87,486
Paid in capital		10,154
Retained earnings		933,200
TOTAL STOCKHOLDERS' EQUITY	$	1,030,840
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,521,802

The accompanying notes are an integral part of these financial statements

PORTSMOUTH FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2019

1. ORGANIZATION

PORTSMOUTH FINANCIAL SERVICES (the "Company") is a corporation, registered as a broker-dealer and a registered investment advisor whose main office is in San Francisco, California. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") since 1983. The Company is engaged in securities brokerage and investment banking services, consulting, as well as advisory services. The company operates on a fully disclosed basis through a clearing firm with employees and independent registered representatives throughout the United States. The Company claims exemption from the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Deposit with clearing brokers - Cash deposited with clearing brokers consists of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $100,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Receivables from clearing brokers - Receivables from clearing brokers represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections and the Company then records direct write-offs.

Furniture and equipment – Furniture and equipment are recorded at cost if and when purchased. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is to utilize the Double-Declining Balance Method over the estimated useful lives of the related assets.

Revenue Recognition – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period. Commissions received from the sale of mutual funds, variable annuities, and insurance products are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. Brokerage commissions for executing transactions on an exchange or over-the-counter markets are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. There were no unsatisfied performance obligations as of June 30, 2019

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consulting revenue is for compliance services provided to review private placement deals and is recorded when the performance obligation is completed.

Advertising costs – The Company expenses advertising costs when incurred. During the year ended June 30, 2019, the Company incurred advertising and promotion expense of approximately $12,850.

Income taxes - The Company accounts for income taxes according to FASB ASC 740-10-50, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Uncertain tax positions – The Company follows FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an organization's financial statements. The guidance prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the financial statements. Generally, the tax years before 2016 are no longer subject to examination by federal, state, or local taxing authorities.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMISSIONS RECEIVABLE

As of June 30, 2019, Commissions receivables were as follows:

Pershing (including last 3 days of business)	$659,528
Insurance and Mutual Fund Companies	18,024
Outside Managed Accounts Advisory Fees	16,382
	$693,934

4. PROPERTY AND EQUIPMENT

As of June 30, 2019, property and equipment are as follows:

Equipment, furniture and software	166,319
Less: Accumulated depreciation	(165,952)
	$ 367

Depreciation expense for the year ended June 30, 2019 was $5,762.

5. INCOME TAXES

The provision for the income taxes for the year ended June 30, 2019 are as follow:

	Federal	State
Current Year Income Tax Provision	$308,124	$126,602
Deferred Tax Assets		
	$308,124	$126,602

6. RETIREMENT PLAN

The Company has established a 401(k) plan covering all full time employees with over one year of service. The company has not made contributions to the plan as of the year ended June 30, 2019.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, The Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the

Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At June 30, 2019, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines requires customers to deposit additional collateral, or to reduce positions, when necessary.

8. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases its office and equipment under a non cancelable operating lease which expires in 2021. Minimum rental payment for the next three years is:

	250 Montgomery
6/30/2020	265,278
6/30/2021	273,236
6/30/2022	45,762
	584,276

Rent expense for the period ending June 30, 2019 was $229,405.

Contingencies

The Company is the subject of a complaint filed in the Superior Court of the State of California in June of 2019. The complaint alleges that the Company is liable for intentional and negligent misrepresentation and breach of fiduciary duty in connection with a group insurance plan. Alleged damages include interest, fines, attorney fees and forfeited insurance for a total of $593,000.

Defendant D'Ercole, who handled the sale of the insurance to plaintiff, is an independent contractor registered with FINRA through the Company. However, his authority as an independent contractor did not include authority to sell the insurance policy on which plaintiffs' claim is based. Rather, in selling such insurance D'Ercole was acting as an independent insurance agent for his self-owned insurance agency, which the company had approved as an outside business activity (as required by FINRA rules). The Company does not believe that any facts exist that would support its being held liable for D'Ercole activities in selling life insurance to plantiff's while acting as an independent insurance agent, therefore, no accrual has been made regarding this matter.

9. LEASE ACCOUNTING UPDATE

In February 2016, the FASB issued ASU2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company has evaluated the impact this new standard will have on its financial position and results of operations. The Company early adopted ASU2016-02. The Company recorded $571,313 Operating Lease Assets and Operating Lease Liabilities to reflect the present value of unpaid lease payments as of June 30, 2019.

10. RELATED PARTY TRANSACTIONS

Putney Financial Group (Putney), is a SEC registered RIA, owned by Ray Lent, a member of the board of directors and shareholder of the Company. Putney processes its securities transactions and RIA fees through the Company. The Company does not receive any fees for providing this processing service for Putney; all the fees earned go to Putney.

During the year ended June 30, 2019, the total revenue generated by the related party was $2,275,146 with total expenses of $2,002,365, which were recorded on the Company's books and included in the Statement of Operations. At June 30, 2019, there is an amount due of $413,707 to Putney, which is included in Salaries and Commission Payable on the Statement of Financial Condition.

11. NET CAPITAL REQUIREMENT

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($919,649 at June 30, 2019, or $61,310) or $50,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At June 30, 2019, the net capital, as computed, was $916,926. Consequently, the Company had excess net capital of $855,616. At June 30, 2019, the percentage of aggregate indebtedness to net capital was approximately 100.30% versus an allowable percentage of 1500%.

See Schedule I to these footnotes for a reconciliation of audit adjustments, if any, affecting net capital between the unaudited FOCUS report for June 30, 2019 and the audited financial statement filed herewith.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 11, 2019, the date the financial statements were available to be issued.